02 APR -9 AM 9:01

ZURICH
FINANCIAL SERVICES

02028338

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SUPPL

Your reference: File No. 82-5089

Our reference:

Date: April 08, 2002

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Direct Phone +41 (0) 625 22 56
Direct Fax +41 (0) 625 36 06
irene.klauer@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich successfully closes sale of Zurich Scudder Investments to Deutsche Bank" dated April 8, 2002

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Departement

I. Klauer

Irene Klauer

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

Enclosure

dlw 4/23

News Release

ZURICH
FINANCIAL SERVICES

Zurich successfully closes sale of Zurich Scudder Investments to Deutsche Bank

Zurich Financial Services
Media and Public Relations

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, April 8, 2002 – Having received all necessary approvals, Zurich Financial Services today announced the completion of the sale of Zurich Scudder Investments to Deutsche Bank. The closing is the first step in the completion of a broader transaction between Deutsche Bank and Zurich that also includes the sale of Deutsche Bank's stake in Deutscher Herold and all of its insurance businesses in Italy, Spain and Portugal to Zurich.

As agreed on December 3, 2001, Deutsche Bank has acquired 100% of Zurich Scudder Investments, excluding Threadneedle businesses which remain part of the Zurich Group. The price for the transaction was USD 2.5 billion.

Zurich's acquisition of Deutscher Herold, Bonnfinanz, and DGV (Deutsche Gesellschaft für Vermögensberatung) from Deutsche Bank is expected to close within the next few days. The sale of Deutsche Bank's life insurance operations in Italy, Spain and Portugal to Zurich and the sale of Zurich's asset management operations in Germany and Italy are expected to close during the second quarter of this year.

The **Zurich Financial Services Group** (www.zurich.com) provides its customers solutions in the areas of financial protection (non-life insurance and structured solutions) and asset gathering (life insurance and asset management). The Group focuses its activities on its key markets of North America, UK and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in more than 60 countries and employs approximately 70,000 people.

ZURICH
FINANCIAL SERVICES

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com